Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three and six months ended June 30, 2011 and 2010
(in thousands, except ratio computation)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest (a)	$64	$(156)	$(461)	$(1,760)

Add back:
Fixed charges and preferred dividends	9,245	9,069	18,186	17,982
Distributed income of equity investees	1,113	662	2,192	1,396

Deduct:
Equity in (earnings) loss of equity investees	(672)	73	(1,633)	(885)
Capitalized interest	(101)	(430)	(203)	(864)
Preferred share dividends	(1,619)	-	(1,619)	-
Earnings as Defined	$8,030	$9,218	$16,462	$15,869

Fixed Charges
Interest expense including amortization of deferred financing fees	$7,443	$8,564	$16,202	$16,969
Capitalized interest	101	430	203	864
Interest portion of rent expense	82	75	162	149
Fixed Charges	$7,626	$9,069	$16,567	$17,982
Preferred share dividends	1,619	-	1,619	-
Combined Fixed Charges and Preferred Dividends	$9,245	$9,069	$18,186	$17,982

Ratio of Earnings to Fixed Charges	1.05	1.02	(b)	(b)

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	1.02	(c)	(c)

(a) Due to the pretax income from continuing operations for the three months ended June 30, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $1.2 million to achieve a coverage of 1:1 for the three months ended  June 30, 2011.

(b) Due to the pretax loss from continuing operations for the six months ended June 30, 2011 and 2010, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $0.1 million and $2.1 million to achieve a coverage of 1:1 for the six  months ended June 30, 2011 and 2010, respectively.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the six months ended June 30, 2010 includes impairment charges of equity investments in unconsolidated joint ventures of $2.7 million as discussed in Note 5 to the condensed consolidated financial statements in the Form 10-Q for the period ended June 30, 2011.

(c) Due to the pretax loss from continuing operations for the six months ended June 30, 2011 and 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $1.7 million and $2.1 million to achieve a coverage of 1:1 for the six months ended June 30, 2011 and 2010, respectively.